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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   2  )*
                                           -----


                              RedFed Bancorp Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  757341-10-2
                   -----------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 3 Pages


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-----------------------                                  ---------------------
  CUSIP NO. 757341102                   13G                PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Redlands Federal Bank
      Employee Stock Ownership Plan
      IRS ID No. 95-1138036
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Federally chartered stock savings institution's employee
      stock benefit plan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            174,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          131,100
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             305,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      305,900

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.14% of 7,393,050 shares of Common Stock outstanding as of
      December 31, 1996.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP

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                     *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                               Page 3 of 3 Pages

Item 1(a) Name of Issuer:
          RedFed Bancorp Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          300 East State Street
          Redlands, California 92373

Item 2(a) Name of Person(s) Filing:
          Redlands Federal Bank
          Employee Stock Ownership Plan
          Trustee: NYL Benefit Services, Inc.
                   846 University Avenue
                   Norwood, MA 02062-2641

Item 2(b) Address of Principal Business Offices, or, if none,
          Residence:      300 East State Street
                          Redlands, California 92373

Item 2(c) Citizenship: Federally chartered stock savings institution's employee stock benefit plan

Item 2(d) Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e) CUSIP Number:  757341-10-2

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974

Item 4    Ownership:  N/A

Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting peson has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6    Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8    Identification and Classification of Members of the Group:  N/A

Item 9    Notice of Dissolution of the Group:  N/A

Item 10 Certification: By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997

                               /s/John D. McAlearney, Jr.
                               ------------------------------------
                               John D. McAlearney, Jr.
                               Member
                               Compensation/Benefit Plans Committee